October 2, 2020
Via E-mail

Patrick Pohlen, Esq.
Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111

       Re:     Aimmune Therapeutics, Inc.
               Amendment No. 3 to Schedule 14D-9 filed September 29, 2020 File No. 005-88972

               Amendment No. 3 to Schedule 13E-3 filed September 29, 2020 Filed by Aimmune Therapeutics, Inc.
               File No. 005-88972

Dear Mr. Pohlen:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below.

Schedule 14D-9

Opinions of the Company   s Financial Advisors
Opinion of Lazard Fr  res & Co. LLC
Miscellaneous, page 44

1. We acknowledge the analysis you provided in response to prior comment 6 but are unable to
   conclude that L   Or  al should not be deemed an affiliate of Aimmune. Refer to the definition
   of affiliate in Exchange Act Rule 13e-3(a)(1) and the definition of control in Exchange Act
   Rule 12b-2. We are unable to conclude that Nestle, by virtue of its two representatives on
   the L   Or  al board of directors and its 23.29% stake in L   Or  al, is not
in the possession of the
   power to cause the direction of L   Or  al management and policies. In
addition, we are unable
   to conclude that the relationship between Lazard and L   Or  al and the
compensation received
   in exchange for Lazard is not material with respect to the Company
stockholders    assessment
   of Lazard   s independence and objectivity. Accordingly, please quantify the compensation
   received by Lazard in the past two years with respect to the investment banking services
   provided to L   Or  al. Refer to Item 9 of Schedule 13E-3 and Item
1015(b)(4) of Regulation
   M-A.
 Patrick Pohlen, Esq.
Latham & Watkins LLP
October 2, 2020
Page 2

Company Management   s Unaudited Prospective Financial Information, page 44

2. We note your response to prior comment 7 and the related disclosure provided in the amendment to the Schedule 14D-9. While we acknowledge the specificity provided in the amendment, we do not see any specificity provided with respect to estimated operational
   costs, including sales & marketing, research & development, manufacturing, and general &
   administrative, and other market and financial conditions and other future
events.    Please
   advise. In addition, we reissue prior comment 7 with respect to the Company Management
   Projections, which also disclose, without any specificity, that the assumptions on which such
   projections were based    included the risks and probability of success of
the Company   s
   product candidates, timing for clinical trial completion and commercial launch, along with estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and
   other future events.    Please revise to disclose all such variables and
assumptions with
   greater specificity.

                                             *   *   *

        Please direct any questions to me at (202) 551-7951. You may also contact Perry
Hindin, Special Counsel, at (202) 551-3444.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions